February 12, 2025

Andrew Freedman
Partner
Kenvue Inc.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY, 10019

       Re: Kenvue Inc.
           Preliminary Proxy Statement filed by Starboard Value LP et al. Filed on February 5, 2025
           File No. 001-41697
Dear Andrew Freedman:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement
Reasons for the Solicitation, page 7

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for each of the assertions in the third paragraph of page 7 and the subsections entitled
       "The Company's Organic Growth..." (page 8) and "The Company Has
Repeatedly
       Missed Commitments..." (page 9).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 12, 2025
Page 2

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Mergers &
Acquisitions